

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via E-mail</u>
Marta R. Stewart
Chief Financial Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

      Re: **Norfolk Southern Corporation**
               Form 10-K for the Year Ended December 31, 2013
               Filed February 14, 2014
               File No. 001-08339

Dear Ms. Stewart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Linda Cvrkel

                                       Linda Cvrkel
                                       Branch Chief